                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                               (Amendment No. 8)*

                    Under the Securities Exchange Act of 1934

                        AMERICAN TECHNICAL CERAMICS CORP.
                        ---------------------------------
                                (Name of Issuer)

                     COMMON STOCK (PAR VALUE $.01 PER SHARE)
                     ---------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    030137103
                                    ---------
                                 (CUSIP Number)

                                KATHLEEN M. KELLY
                        AMERICAN TECHNICAL CERAMICS CORP.
                                 ONE NORDEN LANE
                       HUNTINGTON STATION, NEW YORK 11746
                                 (631) 622-4710

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  June 15, 2007
                                  -------------
             (Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [_]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S
INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND
FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER
DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED
TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF
1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT
BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE
NOTES).

CUSIP No. 030137103

1     Name of Reporting Person                         Victor Insetta
      S.S. or I.R.S. Identification No.
      of Above Person
      --------------------------------------------------------------------------

2     Check the Appropriate Box if                     (a) [X]
      a Member of a Group                              (b) [ ]
      --------------------------------------------------------------------------

3     SEC Use Only
      --------------------------------------------------------------------------

4     Source of Funds                                  OO
      --------------------------------------------------------------------------

5     Check if Disclosure of Legal Proceedings
       is Required Pursuant to Items 2(d) or 2(e)      [ ]
      --------------------------------------------------------------------------

6     Citizenship or Place of Organization             U.S.A.
      --------------------------------------------------------------------------

                         7    Sole Voting Power                    -0-

                              --------------------------------------------------
      Number of
      Shares             8    Shared Voting Power             4,615,680(1)
      Beneficially
      Owned by                --------------------------------------------------
      Reporting
      Person With        9    Sole Dispositive  Power              -0-

                              --------------------------------------------------

                        10    Shared Dispositive Power        4,615,680(1)

                              --------------------------------------------------

11    Aggregate Amount Beneficially
      Owned By Each Reporting Person                   4,615,680(1)

      --------------------------------------------------------------------------

12    Check Box if the Aggregate Amount
      in Row (11) Excludes Certain Shares              [X]
      --------------------------------------------------------------------------

13    Percent of Class Represented                     51.21%(1)
      Amount in Row (11)
      --------------------------------------------------------------------------

14    Type of Reporting Person                         IN

-----------------------

(1) See Items 5 and 6 of this Amendment No. 8 to this Schedule 13D for information concerning agreements with respect to the voting and disposition of these shares.

                                      - 2 -

                                 Amendment No. 8
                                       to
                            Statement on Schedule 13D
                                    under the
                   Securities Exchange Act of 1934, as amended

         The undersigned hereby amends Items 4, 5 and 6 of the Schedule 13D filed on October 18, 1985 (as amended, the "Schedule 13D") with respect to the
Common Stock, par value $.01 per share, of American Technical Ceramics Corp.
(the "Company"). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the previously filed Schedule 13D, as amended.

Item 4.  Purpose of the Transaction.

         Item 4 is hereby amended by adding the following to the end of the
Item:

         On June 15, 2007, the Company entered into an Agreement and Plan of
Merger (the "Merger Agreement") with AVX Corporation ("AVX") and a wholly-owned subsidiary of AVX formed for the purpose of effecting the transactions contemplated by the Merger Agreement ("Merger Sub"), pursuant to which AVX will acquire all of the outstanding equity interests of the Company. Pursuant to the
Merger Agreement, Merger Sub will be merged (the "Merger") with and into the
Company with the Company surviving as a wholly-owned subsidiary of AVX. Each outstanding share of the Company's Common Stock outstanding immediately prior to the Merger will be converted into the right to receive $24.75 in cash, without interest, and each outstanding option will be converted into the right to receive $24.75 in cash less the applicable exercise price of such option for each share of common stock underlying such option. Consummation of the Merger is subject to customary conditions, including approval of the Company's stockholders and receipt of necessary regulatory consents and approvals. This summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the copy of the Merger Agreement which is attached hereto as Exhibit 5 and incorporated herein by this reference.

Item 5.  Interest in Securities of the Issuer.

         (a) The first paragraph of subparagraph (a) of Item 5 is hereby amended in its entirety to read as follows:

         "The aggregate number and percentage of shares of Common Stock beneficially owned by Mr. Insetta as of June 15, 2007 is 4,615,680 and 51.21%,
respectively, based upon 9,013,603 shares of Common Stock outstanding as of June
13, 2007, as represented by the Company in the Merger Agreement. Of the
4,615,680 shares beneficially owned by Mr. Insetta, (i) 387,459 shares are held in Trusts of which Mr. Insetta is the beneficiary and his wife is the Trustee, and (ii) 210,400 shares are owned by Joseph Colandrea which are subject to a
Restated Shareholders' Agreement, dated April 15, 1985, among Messrs. Insetta and Colandrea and the Company (the "Restated Shareholders' Agreement"). Not
included in the 4,615,680 shares beneficially owned by Mr. Insetta are (iii)
4,500 shares owned by Mr. Insetta's wife, as to which Mr. Insetta disclaims beneficial ownership. On May 4, 2005, Mr. Insetta transferred 300,000 shares to a Grantor Retained Annuity Trust ("GRAT") of which his wife is the Trustee. On
May 4, 2006, 55,838 shares were returned to Mr. Insetta, and on May 4, 2007, an additional 64,918 shares were returned to him, in each case pursuant to the terms of this GRAT. On April 7, 2006, Mr. Insetta transferred 300,000 shares to a second GRAT of which his wife is the Trustee. On April 7, 2007, 91,785 shares were returned to Mr. Insetta pursuant to the terms of this GRAT. Mr. Insetta may be deemed to beneficially own the shares remaining in these GRATs.

                                      - 3 -

         (b) Item 5 is hereby further amended by adding the following to the end of the Item:

         As an inducement to AVX to enter into the Merger Agreement, Mr. Insetta and his wife, as Trustee of the two GRATs described above, entered into a voting agreement with AVX and Merger Sub pursuant to which, among other things, they agreed (i) to vote all of the shares of Common Stock beneficially owned by them and over which they have voting control (x) in favor of the adoption of the
Merger Agreement and the approval of the transactions contemplated thereby, including the Merger, (y) against any competing proposal to acquire the Company or any substantial part of the Company, and (z) against certain other actions, including any action or agreement that would reasonably by expected to result in any condition to the consummation of the Merger not being fulfilled; (ii) not to transfer any shares of common stock beneficially owned by them (other than for estate planning or similar purposes) or otherwise restrict their ability to exercise all voting rights with respect to such shares; and (iii) not to (x)
solicit, initiate, encourage or take any other actions to facilitate a competing proposal, (y) enter into any agreement, arrangement or understanding with respect to a competing proposal or which requires or is intended to, or which could reasonably be expected to result in the abandonment, termination or failure to consummate the Merger, or (z) participate in negotiations or discussions concerning, or furnish any information to any third party with respect to, a competing proposal. If and to the extent Mr. Insetta or Mrs.
Insetta, as Trustee of the GRATs, fails to fulfill his or her voting obligations as described above, he or she has granted to AVX an irrevocable proxy to act for him or her solely with respect to such matters. The obligations of Mr. Insetta and Mrs. Insetta, as Trustee of the GRATs, under the Voting Agreement terminate upon the earliest to occur of (A) the termination of the Merger Agreement in accordance with its terms, (B) the written consent of the parties to the Voting
Agreement, (C) the effective time of the Merger, and (D) the withdrawal or modification by the Company's Board of Directors of its recommendation that stockholders vote in favor of the adoption of the Merger Agreement. This summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the copy of the Voting Agreement which is attached hereto as Exhibit 6 and incorporated herein by this reference.

         (c) The Chart in Subparagraph (c) of Item 5 is hereby supplemented to include the following information:

          DATE      TYPE OF TRANSACTION      NUMBER OF SHARES    PRICE PER SHARE
          ----      -------------------      ----------------    ---------------

         4/7/07    Return of Shares from          91,785              $14.27
                          Trust

         5/4/07    Return of Shares from          64,918              $15.24
                          Trust

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended by adding the following to the end of the
Item:

         The information contained in Items 4 and 5 with respect to any contract, arrangement, understanding or relationship described therein is hereby incorporated herein by this reference.

Item 7.  Material to be filed as Exhibits.

         Item 7 is hereby amended by adding the following exhibits:

         5 - Agreement and Plan of Merger, dated as of June 15, 2007, by and among AVX Corporation, Admiral Byrd Acquisition Sub, Inc. and the
             Company.

         6 - Voting Agreement, dated as of June 15, 2007, by and among Admiral
             Byrd Acquisition Sub, Inc., AVX Corporation and the stockholders named therein.

                                      - 4 -

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.

         Dated:   June 18, 2007                        /s/ Victor Insetta
                  -------------                        -------------------------
                                                       Victor Insetta

                                      - 5 -

                                    EXHIBITS

EXHIBIT
NUMBER        DESCRIPTION
--------      -----------

    5         Agreement and Plan of Merger, dated as of June 15, 2007, by and among AVX Corporation,  Admiral Byrd Acquisition Sub, Inc. and
              the Company.

    6         Voting  Agreement,  dated as of June 15, 2007, by and among
              Admiral Byrd  Acquisition  Sub, Inc., AVX Corporation and the
              stockholders named therein.

                                      - 6 -